Filed Pursuant to Rule 424(b)(3)
File No.: 333-130114

HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 7 DATED NOVEMBER 7, 2006
TO THE PROSPECTUS DATED JUNE 19, 2006

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Hines Real Estate Investment Trust, Inc., dated June 19, 2006 (the “Prospectus”), and Prospectus supplements No. 4, dated August 16, 2006, No. 5, dated October 4, 2006, and No. 6, dated October 19, 2006. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide an update on the status of our current public offering;

B.	To provide information about recently declared distributions to our shareholders; and

C.	To describe potential acquisitions by us in Rancho Cordova, California, and by the Core Fund in Richmond, Virginia.

A. Status of our Current Public Offering

As of November 3, 2006, we have received gross proceeds of approximately $124.5 million from the sale of approximately 12.1 million of our common shares, including approximately $9.3 million relating to approximately 944,000 shares issued under our dividend reinvestment plan. As of November 3, 2006, approximately $1,884.8 million in shares remained available for sale pursuant to the offering, exclusive of approximately $190.7 million in shares available under our dividend reinvestment plan.

B. Distributions Declared by Hines REIT’s Board of Directors

On October 31, 2006, our board of directors declared distributions for November 2006. The distributions will be calculated, based on shareholders of record each day during November 2006, in an amount equal to $0.00170959 per share, per day. The distributions will be aggregated and paid in cash in January 2007.

C. Potential Acquisitions

Potential acquisition of 3400 Data Drive

On November 1, 2006, we entered into a contract with a subsidiary of Alliance Commercial Partners to acquire 3400 Data Drive, an office property in Rancho Cordova, California. The seller is not affiliated with us or our affiliates. 3400 Data Drive is a three-story office building constructed in 1990. The property contains approximately 149,703 square feet of rentable area and is 100% leased to Catholic Healthcare West, a firm that operates a system of 41 hospitals and medical centers in California, Arizona and Nevada. The lease expires in June 2013 and provides options to renew for two five-year terms. We believe that 3400 Data Drive is suitable for its intended purpose and is adequately covered by insurance.

The contract purchase price for 3400 Data Drive is expected to be approximately $33.0 million, exclusive of transaction costs, financing fees and working capital reserves. We anticipate that we will fund the acquisition using proceeds from our current public offering. In connection with the acquisition of this property, we expect to pay our Advisor approximately $165,000 in cash acquisition fees.

We anticipate that the closing will occur on or about November 22, 2006, subject to a number of closing conditions. Although we believe our acquisition of 3400 Data Drive is probable, there can be no guarantee that the acquisition will be consummated. If we elect not to close on 3400 Data Drive, we will forfeit the $2 million earnest money deposit made.

Potential acquisition of Riverfront Plaza by the Core Fund

On October 31, 2006, an indirect subsidiary of the Core Fund entered into a contract with Commerz Grundbesitz-Investmentgesellschaft mbH to acquire Riverfront Plaza, an office property located at 901 and 951 East Byrd Street in downtown Richmond, Virginia. We owned a 32.6% interest in the Core Fund as of November 1, 2006. Riverfront Plaza consists of two 21-story office buildings constructed in 1990. The buildings contain approximately 949,498 square feet of rentable area and are approximately 98% leased. Wachovia Securities, an investment banking firm, leases 351,219 square feet, or approximately 37% of the property’s rentable area, under a lease that expires in June 2013 and provides options to renew for two five-year terms. Hunton & Williams, a law firm, leases 305,837 square feet, or approximately 32% of the property’s rentable area, under a lease that expires in June 2015 and provides options to renew for four five-year terms. No other tenant leases more than 10% of the property’s rentable area. The Core Fund’s management believes that Riverfront Plaza is suitable for its intended purpose and is adequately covered by insurance.

The contract purchase price for Riverfront Plaza is expected to be approximately $277.5 million, exclusive of transaction costs, financing fees and working capital reserves. The Core Fund expects to fund its acquisition of Riverfront Plaza using borrowings by its subsidiary under its revolving credit facility and mortgage financing obtained in connection with the acquisition. In connection with the acquisition, third-party investors in the Core Fund will pay an affiliate of Hines advising the Core Fund no more than approximately $1.9 million in cash acquisition fees.

The Core Fund anticipates that the closing will occur on or about November 16, 2006, subject to a number of closing conditions. Although Core Fund management believes the acquisition of Riverfront Plaza is probable, there can be no guarantee that the acquisition will be consummated. If the Core Fund elects not to close on Riverfront Plaza, it will forfeit the $27.8 million earnest money deposit made.